June 10, 2020

Via E-mail

Doron Kerbel
General Counsel
Magal Security Systems Ltd.
17 Altalef Street
Yehud, Israel

       Re:     Magal Security Systems Ltd.
               Schedule 14D-9 filed June 1, 2020
               File No. 005-53191

Dear Mr. Kerbel:

         The staff in the Office of Mergers and Acquisitions has reviewed your filing listed above.
We have the comments set forth below. Please respond to these comments by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meanings ascribed to them in the filing.

Schedule 14D-9 - Item 4. The Solicitation or Recommendation

   1. Revise the disclosure generally to clarify that the Board of Director's recommendation is being made on behalf of the Company, as required by Item 4 of Schedule 14D-9 and Item
      1012(a) of Regulation M-A.

   2. We note the disclosure that the Board compared the Offer price to the closing price of the
      Ordinary Shares on May 29, 2020, which is equal to the Offer price. However, the Offer commenced on May 22, 2020. Expand the discussion of historical market prices to specifically address how the Board considered the fact that the Offer represents a discount to the closing price of $3.00 per Ordinary Share on the last trading day before commencement.
   3. Explain why, given the affiliated nature of this transaction, the Board elected not to engage a financial advisor to evaluate the Offer.
 Doron Kerbel, Esq.
Magal Security Systems Ltd.
June 10, 2020
Page 2

   4. More generally, please revise to better explain why the Company is not making a recommendation to Shareholders. It is true in the case of any tender offer that whether to participate is based in part on each holder's personal situation. Please expand to explain what specifically about this offer informed the Board of Directors' decision not to make a recommendation to subject security holders.

                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions about these comments to me at (202)
551-3263.


                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions